EXHIBIT 11

Mediware Information Systems, Inc.

Computation of Net Earnings Per Share

(in thousands, except for earnings per share)

	Three Months Ended
	September 30,
	2011	2010

Basic Earnings Per Share

Net earnings	$1,493	$1,052

Weighted-average Common Shares:

Basic Shares Outstanding	8,114	7,979

Basic Earnings Per Share	$0.18	$0.13

Diluted Earnings Per Share

Net earnings	$1,493	$1,052

Weighted-average Common Shares:

Outstanding	8,114	7,979

Stock Options	117	81

Restricted Stock	63	74

Diluted Shares Outstanding	8,294	8,134

Diluted Earnings Per Share	$0.18	$0.13